Exhibit 99.1

Check-Cap Reports Second Quarter 2023 Financial Results

ISFIYA, Israel, August 4, 2023 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK),  today announced financial results for the second quarter and six months ended June 30, 2023.

Financial Results for the Second Quarter Ended June 30, 2023

Research and development expenses, net, were $4.5 million for the three months ended June 30, 2023, compared to $3.5 million for the same period in 2022, an increase of $1.0 million. The increase is primarily due to (i) an increase of approximately $0.4 million in materials and subcontractors, mainly associated with the termination of clinical studies and operations, (ii) an increase of approximately $0.3 million mainly due to termination expenses on account of prior notice period to employees and employee retention costs, and (iii) an increase of approximately $0.2 million in other research and development expenses, including clinical related expenses and regulatory consultants.

General and administrative expenses were $1.6 million for the three months ended June 30, 2023, compared to $1.3 million for the same period in 2022, an increase of $0.3 million. The increase is primarily due to (i) an increase of approximately $0.2 million in salary and related expenses, mainly due to termination expenses on account of prior notice period to employees and employee retention costs and (ii) an increase of approximately $0.4 million in professional services, offset in part as a result of a reduction in share-based compensation of $0.1 million and  a $0.2 million decrease in other general expenses, mainly associated with directors’ and officers’ liability insurance.

Impairment of fixed assets was $1.4 million for the three months ended June 30, 2023. Due to the changes in circumstances that indicate that the carrying amount of an asset may not be recoverable, the Company reviewed its long-lived assets for impairment in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets". Therefore, the Company recorded an impairment loss of $1.4 million.

Operating loss was $7.4 million for the three months ended June 30, 2023, compared to an operating loss of $4.9 million for the same period in 2022.

Finance income, net, was approximately $0.5 million for the three months ended June 30, 2023, compared to $0.1 million for the same period in 2022, an increase of approximately $0.4 million. The increase in finance income, net is primarily due to an increase in interest income on short-term deposits of $0.3 million as compared to the three months ended June 30, 2022 and $0.1 million for exchange rate differences.

Net loss was $6.9 million for the three months ended June 30, 2023, compared to $4.8 million for the same period in 2022.

Cash and cash equivalents, restricted cash and short-term bank deposits as of June 30, 2023 were $32.4 million, compared to $37.4 million as of March 31, 2023 and $42.1 million as of December 31, 2022.

The number of outstanding ordinary shares as of June 30, 2023 was 5,849,216.

Financial Results for the Six Months Ended June 30, 2023

Research and development expenses, net, were $8.2 million for the six months ended June 30, 2023, compared to $7.7 million for the same period in 2022, an increase of $0.5 million. The increase is primarily due to (i) an increase of approximately $0.4 million in materials and subcontractors, mainly associated with the termination of clinical studies and operations (ii) an increase of approximately $0.4 million in other research and development expenses, including clinical related expenses and regulatory consultants. The increase in expenses was offset in part by a decrease in salary and related expenses of $0.1 million mainly as a result of a reduction in bonus expenses and currency exchange rate fluctuation as compared to the same period in 2022, net of termination expenses on account of prior notice period to employees and employee retention costs and by $0.1 million decrease in share-based compensation.

General and administrative expenses were $2.8 million for the six months ended June 30, 2023, compared to $3.1 million for the same period in 2022 a decrease of $0.3 million. The decrease is primarily due to a $0.3 million decrease in general expenses and (ii) a decrease of $0.2 million in share-based compensation. The decrease in expenses was offset in part by an increase in salary and related expenses of $0.1 million mainly due to employee retention costs and termination expenses on account of prior notice period, offset in part by a reduction in bonus expenses and currency exchange rate fluctuation as compared to the same period in 2022.

Impairment of fixed assets was $1.4 million for the six months ended June 30, 2023.

Operating loss was $12.3 million for the six months ended June 30, 2023, compared to $10.8 million for the same period in 2022.

Net finance income was $1.0 million for the six months ended June 30, 2023, compared to $0.1 million for the same period in 2022. The increase in finance income, net is primarily due to an increase in interest income on short-term deposits of $0.7 million as compared to the second quarter of 2022 and $0.1 million for exchange rate differences.

Net loss was $11.3 million for the six months ended June 30, 2023, compared to $10.6 million for the same period in 2022.

Net cash used in operating activities was $9.8 million for the six months ended June 30, 2023, compared to $10.3 million for the same period in 2022.

About Check-Cap
Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. It requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.  C-Scan is an investigational device and is not available for sale in the United States.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements" about the Company’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise

Investor Contacts
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contact
Mónica Rouco Molina
Account Supervisor - Europe
LifeSci Communications
mroucomolina@lifescicomms.com

CHECK CAP LTD

CONSOLIDATED UNAUDITED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	$2,254	$4,090
Restricted cash	350	352
Short-term bank deposit	29,815	37,609
Prepaid expenses and other current assets	838	579
Total current assets	33,257	42,630

Non-current assets
Property and equipment, net	245	1,751
Operating leases	223	1,060
Total non-current assets	468	2,811
Total assets	$33,725	$45,441

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accruals
Trade	$783	$952
Other	675	802
Employees and payroll accruals	1,946	1,261
Other current liabilities	48	56
Operating lease liabilities	83	337
Total current liabilities	3,535	3,408

Non-current liabilities
Royalties provision	-	94
Operating lease liabilities	-	627
Total non-current liabilities	-	721

Shareholders' equity
Share capital, Ordinary shares, 48 NIS par value (18,000,000 authorized shares as of June 30, 2023 and December
31, 2022, respectively; 5,849,216 and 5,844,463 shares issued and outstanding as of June 30, 2023 and December
31, 2022, respectively) (1)	83,728	83,664
Additional paid-in capital	85,075	84,941
Accumulated deficit	(138,613)	(127,293)
Total shareholders' equity	30,190	41,312

Total liabilities and shareholders' equity	$33,725	$45,441

CHECK CAP LTD

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022

Research and development expenses, net	$8,151	$7,673	$4,480	$3,545
General and administrative expenses	2,762	3,100	1,583	1,343
Impairment of fixed assets	1,364	-	1,364	-
Operating loss	12,277	10,773	7,427	4,888

Finance Income , net	957	132	549	81
Loss before income tax	11,320	10,641	6,878	4,807

Net loss for the period	$11,320	$10,641	$6,878	$4,807
Loss per share:
Net loss per ordinary share basic and diluted	$1.94	$1.94	$1.18	$0.82

Weighted average number of ordinary shares outstanding - basic and diluted	5,847,392	5,497,548	5,848,565	5,840,089

CHECK CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number of		Additional		Total
	Ordinary		paid-in	Accumulated	shareholders'
	Shares (1)	Amount	capital	deficit	equity

Balance as of January 1, 2023	5,844,463	$83,664	$84,941	$(127,293)	$41,312
Share-based compensation	-	-	156	-	156
Net loss	-	-	-	(4,442)	(4,442)
RSUs vesting	3,375	46	(46)	-	-
Balance as of March 31, 2023	5,847,838	$83,710	$85,051	$(131,735)	$37,026
Share-based compensation	-	-	42	-	42
RSUs vesting	1,378	18	(18)	-	-
Net loss	-	-	-	(6,878)	(6,878)
Balance as of June 30, 2023	5,849,216	$83,728	$85,075	$(138,613)	$30,190

Balance as of January 1, 2022	4,840,089	$68,787	$90,089	$(108,185)	$50,691
Issuance of ordinary shares and warrants in March 2022 registered direct offerings, net of issuance expenses in an amount
of $1,150	1,000,000	14,815	(5,965)	-	8,850
Share-based compensation	-	-	250	-	250
Net loss	-	-	-	(5,834)	(5,834)
Balance as of March 31, 2022	5,840,089	$83,602	$84,374	$(114,019)	$53,957
Share-based compensation	-	-	274	-	274
Net loss	-	-	-	(4,807)	(4,807)
Balance as of June 30, 2022	5,840,089	$83,602	$84,648	$(118,826)	$49,424

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Six months ended
	June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,320)	$(10,641)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	190	159
Impairment of fixed assets	1,364	-
Share-based compensation	198	525
Financial income, net	(323)	(239)
Changes in assets and liabilities items:
Increase in prepaid and other current assets and non-current assets	(255)	(152)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(270)	320
Increase (decrease) in employees and payroll accruals	686	(293)
Decrease in royalties provision	(94)	(25)
Net cash used in operating activities	$(9,824)	$(10,346)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(83)	(323)
Changes in short-term deposits	8,069	(13,000)
Net cash provided by (used in) investing activities	$7,986	$(13,323)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	-	8,850
Net cash provided by financing activities	$-	$8,850

Net increase in cash, cash equivalents and restricted cash	(1,838)	(14,819)
Cash, cash equivalents and restricted cash at the beginning of the period	4,442	26,807
Cash, cash equivalents and restricted cash at the end of the period	$2,604	$11,988